Filed pursuant to Rule 424(b)(3)
File No. 333-276254

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 27, 2025, as supplemented)

Hashdex Bitcoin ETF

This supplement is to the prospectus (the “Prospectus”) of Tidal Commodities Trust I (the “Trust”) dated March 27, 2025, which relates to shares (the “Shares”) issued by the Hashdex Bitcoin ETF (the “Fund”), a series of the Trust. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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Effective October 21, 2025, Tidal Investments LLC (“Tidal”) amended the Trust’s First Amended and Restated Declaration of Trust and Trust Agreement (the “Declaration of Trust”), pursuant to the terms of the Declaration of Trust. Accordingly, the Prospectus is hereby revised as follows:

The section “THE OFFERING – Termination Events” is replaced in its entirety with the following:

The Trust and the Fund shall continue in existence from the date of their formation in perpetuity, unless the Trust or the Fund, as the case may be, is sooner terminated upon the occurrence of certain events specified in the Trust Agreement, including the following: (1) the filing of a certificate of dissolution or cancellation of the Sponsor or revocation of the Sponsor’s charter or the withdrawal of the Sponsor, unless, (i) prior to the withdrawal of the Sponsor, the Sponsor appoints a successor Sponsor that agrees to carry on the business of the Trust, or (ii) Shareholders holding a majority of the outstanding Shares of the Trust, voting together as a single class, elect within ninety (90) days after such event to continue the business of the Trust and appoint a successor Sponsor; (2) the occurrence of any event which would make the existence of the Trust or the Fund unlawful; (3) the suspension, revocation, or termination of the Sponsor’s registration as a CPO with the CFTC or membership with the NFA; (4) the insolvency or bankruptcy of the Trust or the Fund; (5) a vote by the Shareholders holding at least seventy-five percent (75%) of the outstanding Shares of the Trust, voting together as a single class, to dissolve the Trust subject to certain conditions; (6) the determination by the Sponsor to dissolve the Trust or the Fund, subject to certain conditions; (7) the Trust is required to be registered as an investment company under the Investment Company Act of 1940; and (8) DTC is unable or unwilling to continue to perform its functions and a comparable replacement is unavailable. Upon termination of the Fund, the affairs of the Fund shall be wound up and all of its debts and liabilities discharged or otherwise provided for in the order of priority as provided by law. The fair market value of the remaining assets of the Fund shall then be determined by the Sponsor. Thereupon, the assets of the Fund shall be distributed pro rata to the Shareholders in accordance with their Shares.

The fourth paragraph of the section “THE SPONSOR” is replaced in its entirety with the following:

Shareholders have no right to elect the Sponsor on an annual or any other continuing basis or to remove the Sponsor. If the Sponsor voluntarily withdraws, the Sponsor may appoint a successor sponsor or the holders of a majority of the Trust’s outstanding Shares (excluding for purposes of such determination Shares owned by the withdrawing Sponsor and its affiliates) may elect its successor. Prior to withdrawing, the Sponsor must give thirty days’ written notice to the Shareholders and the Trustee.

The first paragraph of the section “OPERATION OF THE FUND – The Trust Agreement – Withdrawal of the Sponsor” is replaced in its entirety with the following:

The Sponsor may withdraw voluntarily as the Sponsor of the Trust only upon thirty (30) days’ prior written notice to the holders of the Trust’s outstanding Shares and the Trustee. The Sponsor may appoint a successor sponsor to carry on the business of the Trust. In addition, if the withdrawing Sponsor is the last remaining Sponsor, Shareholders holding a majority (over 50%) of the outstanding Shares of the Fund, voting together as a single class (not including Shares acquired by the Sponsor through its initial capital contribution) may vote to elect a successor Sponsor. The successor Sponsor will continue the business of the Trust. Shareholders have no right to remove the Sponsor.

The date of this prospectus supplement is October 27, 2025